Exhibit 4

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of High Roller Technologies, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

The undersigned hereby executed this Agreement Joint Filing of Schedule 13D on this 1st day of November 2024.

CASCADIA HOLDINGS LIMITED

By:	/s/ Brandon Eachus
Name: Brandon Eachus
Title: Director

BRANDON EACHUS

By:	/s/ Brandon Eachus
Name: Brandon Eachus

MICHAEL CRIBARI

By:	/s/ Michael Cribari
Name: Michael Cribari

JEFF SMITH

By:	/s/ Jeff Smith
Name: Jeff Smith